EXHIBIT 3.2

June 17, 2022 Bylaw Amendment

Article IV, Section 2 of the Bylaws, is amended to read as follows:

ARTICLE IV
BOARD OF DIRECTORS

Section 2. Qualifications. Each director shall be at least eighteen (18) years of age. Subject to availability, each director shall at all times own shares of common stock of the Corporation having a value equal to at least $125,000. Each director of the Corporation must reside in a county within the State of New York in which the Corporation or any of its subsidiaries maintains an office or in any adjacent county within the State of New York. A person is not qualified to serve as director if he or she: (1) is under indictment for, or has ever been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, or (2) is a person against who a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) has been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency.